February 14, 2022

Jaea Hahn
Senior Counsel, Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Ms. Hahn:

On December 22, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Volatility Premium ETF (the “Fund”), filed post-effective amendment no. 30 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to make material amendments to the Fund’s investment strategy. On February 7, 2022, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Prospectus

Fee Table

Comment 1. Please confirm that the Fund’s fee table excludes any fees charged for the creation and redemption of creation units.

Response. The Registrant confirms that the Fund’s fee table excludes any fees charged by the Fund’s custodian for the creation or redemption of creation units.

February 14, 2022

Principal Investment Strategies

Comment 2. Please supplementally confirm the following: (1) the subsidiary’s management fee including any performance fee is included in the Fund’s management fee and that the subsidiary expenses are included in the Fund’s other expenses, (2) the subsidiary and its board of directors will agree to inspection by the Staff and will maintain the subsidiary’s books and records in accordance with section 31 of the Investment Company Act of 1940, as amended, and (3) the subsidiary will designate an agent for service of process in the United States.

Response. The Registrant confirms that the subsidiary’s management fee including any performance fee along with its expenses are included in the Fund’s fee table. Furthermore, the Registrant confirms that the subsidiary’s board of directors agrees to inspection by the Staff and will maintain its books and records in accordance with section 31 of the Investment Company Act of 1940. The Registrant notes that the subsidiary through its directors who are all U.S. citizens are subject to service of process at their addresses noted in the Statement of Additional Information.

Comment 3. With regard to the following disclosure – “The Fund is an actively managed exchange-traded fund (“ETF”) that seeks daily investment results, before fees and expenses, that correspond to approximately one-fifth to three-tenths the inverse (-0.2x to -0.3x) of the performance of the S&P 500 VIX short-term futures index (the “Index”) for a single day, not for any other period. In pursuing its investment objective, the Fund primarily purchases or sells futures contracts, call options, and put options on VIX futures” – please highlight in bold “for a single day, not for any other period”.

Response. The Registrant agrees to highlight the aforementioned text in bold.

Comment 4. With regard to the following disclosure – “Up to twenty percent of the Fund’s net assets will be subject to the Fund’s option overlay to mitigate against extreme volatility.” – please provide a plain english explanation of volatility.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Up to twenty percent of the Fund’s net assets will be subject to the Fund’s option overlay to mitigate against extreme volatility. Volatility is when a security experiences periods of unpredictable, and sometimes sharp, price movements.

Comment 5. With regard to the following disclosure – “The option overlay is a strategic, persistent exposure meant to hedge against market moves and to add convexity to the Fund.” – please provide a plain english explanation of convexity.

Response. The Registrant declines to revise the existing disclosure and notes that the paragraph directly below the referenced disclosure contains an explanation for the term “convexity”.

Comment 6. Please confirm whether the Fund engages in daily rebalancing. If the Fund engages in daily rebalancing, please revise the disclosure accordingly.

Response. The Registrant notes that it may but does not currently engage in daily rebalancing.

February 14, 2022

Part C

Comment 7. The Staff notes that Article 5 Section 6 of the Registrant’s Declaration of Trust limits shareholders’ ability to bring derivative actions. Where appropriate, please disclose that shareholders must make a pre-suit demand. Please also disclose that Article 5 Section 6(b) gives the Registrant’s Board of Trustees a reasonable amount of time to investigate shareholders’ requests. Please further disclose that Article 5 Sections 6(c) and 6(d) state that if the demand is rejected the shareholder must reimburse the Fund. Please disclose that these claims do not apply to claims brought under federal securities laws.

Response. The Registrant has added disclosure to “Management” section to the Fund’s SAI:

The Trust’s Agreement and Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration provides a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. If the demand is rejected, the complaining shareholder must reimburse the Fund. The foregoing summary of the derivatives claims process is qualified in its entirety by the Declaration, which is incorporated herein by reference.

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger